SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

FUNDTECH LTD.
(Translation of Registrant’s Name Into English)

12 HA’HILAZON STREET, 5TH FLOOR, RAMAT-GAN 52522, ISRAEL
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

Registrant’s telephone number, including area code: 972 3 575-2750

Item 8.01 - Other Events

On April 14, 2008, FNDS3000 Corp. (“FNDS”) filed with the SEC its quarterly report on Form 10QSB. This report was accepted by the SEC and filed on the EDGAR system as a filing of Fundtech Ltd. (the “Registrant”) in error. The Registrant has no connection or association whatsoever with FNDS and both parties are working diligently with the SEC to have this filing removed from the EDGAR system as being a filing of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDTECH LTD.

Date: April 15, 2008	By: /s/ Yoram Bibring
Yoram Bibring
Chief Financial Officer